VIA EDGAR

September 19, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Gilead Sciences

Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”)

Filed February 28, 2011

Form 10-Q for the period ended March 31, 2011

Filed May 9, 2011

File No. 000-19731

Ladies and Gentlemen:

This letter sets forth the responses of Gilead Sciences, Inc. (“Gilead”, “we”, “our” or “us”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) dated September 2, 2011 with respect to the Staff’s original comment letter dated July 7, 2011 and filings referenced above. For the convenience of the Staff, we have duplicated the comments set forth in the Comment Letter below in italics and have provided responses to each comment following the Staff’s related comment.

Form 10-K for the Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and development, page 65

1. We have considered the information you have provided in your response to prior comment one and believe the following items would enhance your disclosure:

•	How you manage your research and development expense as described in paragraph one on page two of your response.

•	The breakout of research and development expense as shown on page two of your response.

•	The nature and timing of the next future milestones for phase 3 product candidates with the anticipated patent expiration date as shown on page three of your response.

Please confirm that you will provide these disclosures in your future periodic reports.

Gilead response:

Management and Breakout of R&D Expenses

In response to the Staff’s comment, we plan to enhance our disclosure to discuss how we manage our research and development (“R&D”) expenses and provide a condensed tabular breakout of R&D expenses by major cost types in our future annual filings. In future Annual Reports on Form 10-K, commencing with the year ended December 31, 2011, our R&D expenses disclosure in the Management Discussion and Analysis (“MD&A”) section will be revised to read substantially as follows (changes to the R&D expenses section of the MD&A as contained in our Annual Report on Form 10-K for the year ended December 31, 2010 that are responsive to the Staff’s comments are marked). Please note that the new disclosure of how we manage R&D expenses below differs from the description in paragraph one of our August 4, 2011 response (“August Response”), which is more focused on responding to the Staff’s comment.

Proposed Disclosure

Research and Development Expenses

We manage our research and development (R&D) expenses by identifying the research and development activities we anticipate will be performed during a given period and then prioritizing efforts based on scientific data, probability of successful development, market potential, available human and capital resources and other similar considerations. We continually review our R&D pipeline and the status of development and, as necessary, reallocate resources among the R&D portfolio that we believe will best support the future growth of our business.

The following table summarizes the period over period changes in our R&D expenses (in thousands):

	2010	Change	2009	Change	2008
Research and development	$1,072,930	14%	$939,918	30%	$721,768

R&D expenses consist primarily of personnel costs, including salaries, benefits and stock-based compensation, clinical studies performed by contract research organizations, materials and supplies, licenses and fees, milestone payments under collaboration arrangements and overhead allocations consisting of various support and facilities-related costs. The following table provides a breakout of R&D expenses (in thousands):

	2010	2009	2008
Personnel expenses	$384,488	$364,505	$282,799
Clinical studies and outside services	375,228	413,487	319,302
Impairment and restructuring charges	135,800	2,200	—
Other	177,414	159,726	119,667

Total	$1,072,930	$939,918	$721,768

Nature and timing of future milestones and anticipated patent expirations for Phase 3 product candidates

In response to the Staff’s comment, we will enhance our disclosure by including the nature and timing of the next future milestones and anticipated patent expiration dates for our Phase 3 product candidates.

Specifically, in future Annual Reports on Form 10-K, commencing with the year ended December 31, 2011, the Research and Development section of our Business section will be revised to read substantially as set forth below. Please note that changes to the disclosure included in our Annual Report on Form 10-K for the year ended December 31, 2010 that are responsive to the Staff’s comments are marked, but certain other updates to the product pipeline are not marked.

In addition, in future Annual Reports on Form 10-K, commencing with the year ended December 31, 2011, we will augment the U.S. and European Patent Expiration subsection of the Patents and Proprietary Rights section of our Business section (changes to disclosure included in our Annual Report on Form 10-K for the year ended December 31, 2010 are marked).

Proposed Disclosure

Research and Development

Our product development efforts cover a wide range of medical conditions, including HIV/AIDS, liver disease, cardiovascular disease, respiratory disease, inflammation and oncology.

We have research scientists in Foster City, Palo Alto and San Dimas, California; Branford, Connecticut; and Seattle, Washington, engaged in the discovery and development of new molecules and technologies that we hope will lead to new medicines and novel formulations of existing drugs.

The development of our product candidates is subject to various risks and uncertainties. These risks and uncertainties include our ability to enroll patients in clinical trials, the possibility of unfavorable results of our clinical trials, the need to modify or delay our clinical trials or to perform additional trials and the risk of failing to obtain regulatory approvals. As a result, our product candidates may never be successfully commercialized. Drug development is inherently risky and many product candidates fail during the drug development process.

Below is a summary of our key product candidates and their corresponding current stages of development. For additional information on our development pipeline, visit our website at www.gilead.com.

Product Candidates for the Treatment of HIV

Product Candidates	Description

Phase 3

Cobicistat	Cobicistat is a pharmacoenhancer that is under evaluation as a boosting agent for certain HIV medicines in treatment-naïve patients. Pending positive clinical trial results, marketing applications would likely be filed in the second quarter of 2012.

Elvitegravir	Elvitegravir is an oral integrase inhibitor that is being evaluated as part of combination therapy for HIV in treatment-experienced patients. Based on positive clinical trial results, marketing applications would likely be filed in the second quarter of 2012.

Integrase Single-Tablet Regimen “Quad”	The once-daily, single-tablet “Quad” regimen of elvitegravir, cobicistat, tenofovir disoproxil fumarate and emtricitabine is under evaluation for the treatment of HIV/AIDS in treatment-naïve patients. Pending positive results, marketing applications would likely be filed in the first quarter of 2012.

Phase 1

GS 7340	GS 7340 is a nucleotide reverse transcriptase inhibitor being evaluated for the treatment of HIV/AIDS.

Product Candidates for the Treatment of Liver Diseases

Product Candidates	Description

Phase 2

GS 5885	GS 5885 is an oral NS5A inhibitor under evaluation for the treatment of hepatitis C.

GS 9190	GS 9190 is an oral NS5B non-nucleoside polymerase inhibitor being evaluated for the treatment of hepatitis C.

GS 9256	GS 9256 is an NS3 oral protease inhibitor being evaluated for the treatment of hepatitis C.

GS 9451	GS 9451 is an oral NS3 protease inhibitor being evaluated for the treatment of hepatitis C.

Phase 1

GS 6620	GS 6620 is an oral nucleotide NS5B polymerase inhibitor under evaluation for the treatment of hepatitis C.

GS 9620	GS 9620 is an oral TLR-7 agonist for the treatment of hepatitis B and hepatitis C.

GS 9669	GS 9669 is an oral NS5B non-nucleoside polymerase inhibitor for the treatment of hepatitis C.

Product Candidates for the Treatment of Cardiovascular/Metabolic Diseases

Product Candidates	Description

Phase 2

Cicletanine	Cicletanine is an oral antihypertensive agent under evaluation for the treatment of PAH.

Ranolazine	Ranolazine is a late sodium current inhibitor approved for the treatment of chronic angina, which will also be evaluated for the treatment of coronary artery disease in patients with diabetes.

Product Candidates for the Treatment of Respiratory Diseases

Product Candidates	Description

Phase 3

Aztreonam for inhalation solution	Aztreonam for inhalation solution, approved for the treatment of cystic fibrosis (CF) patients with Pseudomonas aeruginosa, is also being evaluated for the treatment of CF bronchiectasis. The estimated completion date of the Phase 3 trial is March 2013.

Phase 1

GS 6624	GS 6624 is a monoclonal antibody being evaluated for the treatment of idiopathic pulmonary fibrosis.

Product Candidates for the Treatment of Inflammation/Oncology Diseases

Product Candidates	Description
Phase 2

GS 1101	GS 1101 is a PI3K delta inhibitor being evaluated for the treatment of indolent non-Hodgkin’s lymphoma and chronic lymphocytic leukemia.

GS 6624	GS 6624 is a monoclonal antibody being evaluated for the treatment of myelofibrosis.

Phase 1

GS 6624	GS 6624 is a monoclonal antibody being evaluated for the treatment of solid tumors.

Patents and Proprietary Rights

U.S. and European Patent Expiration

We have a number of U.S. and foreign patents, patent applications and rights to patents related to our compounds, product candidates, products and technology, but we cannot be certain that issued patents will be enforceable or provide adequate protection or that pending patent applications will result in issued patents.

The following table shows the estimated expiration dates in the United States and Europe for the primary patents and for patents that may issue under pending applications for our Phase 3 product candidates:

Phase 3 Product Candidates	Patent Expiration Date(1)
Product Candidates for the Treatment of HIV	U.S.		E.U.
Cobicistat	(2)		(2)
Elvitegravir	2023		2023
Integrase Single-Tablet Regimen “Quad”	2023	(3)	2023	(3)

Product Candidate for the Treatment of Respiratory Diseases
Aztreonam for inhalation solution for the treatment of bronchiectasis	2021		2021

(1)

Does not reflect any possible patent term restoration or future supplementary protection certificates. Further, depending on the circumstances surrounding any regulatory approval of the product, there may be other patents that could have relevance to the product as finally approved.

(2)	Application is pending.
(3)	Based on the patent expiration date of elvitegravir, one of the components of the Quad.

The following table shows the actual or estimated expiration dates in the United States and Europe for the primary patents and for patents that may issue under pending applications that cover the compounds in our marketed products:

Products	U.S. Patent Expiration		European Patent Expiration
Vistide	2010		2012
Hepsera	2014		2011	(1)
Letairis	2015		2015
AmBisome	2016		2008
Tamiflu	2016		2016
Macugen	2017		2017
Viread	2017		2018
Ranexa	2019		2019	(2)
Lexiscan	2019	(3)	2020	(4)
Emtriva	2021		2016
Truvada	2021		2018	(5)
Atripla	2021		2018	(6)
Cayston	2021	(3)	2021	(7)
Complera	2023	(8)	2022	(8)

(1)	Supplementary Protection Certificate (SPC) protection has been obtained in certain European countries that confer an auxiliary form of patent exclusivity until 2016.
(2)	SPC protection has been obtained in certain European countries that confer an auxiliary form of patent exclusivity until 2023.
(3)	Patent term extension applied for.
(4)	An SPC can be applied for upon marketing approval in the European Union.
(5)	Based on the European patent expiration date of Viread, one of the components of Truvada.
(6)	Based on the European patent expiration date of Viread, one of the components of Atripla.
(7)	Application allowed. An SPC can be applied for upon grant of the European patent.
(8)	Based on the patent expiration date of TMC278, one of the components of Complera.

Form 10-Q for the period Ended March 31, 2011

Risk Factors

“We face credit risks from our European customers that may adversely affect our results of operations”, page 47

2.	We have considered the information you have provided in your response to prior comment two and believe that the table showing the aging of your receivables as shown on page four of your response would enhance your disclosure. Please confirm that you will provide this disclosure in your future periodic reports.

Gilead response:

In response to the Staff’s comment, we plan to expand our disclosure of the credit risk associated with doing business in Southern Europe and add a tabular presentation of aged receivables. As shown below, we have revised our disclosure to be more specific about the geographic location of our outstanding receivables and in addition, disclosed the amount greater than 365 days old. Specifically, in future periodic filings, commencing with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, to the extent the risk is still applicable to our business, our risk factor on credit risks from our European customers will be revised to read substantially as follows (changes to the risk factor as contained in our Quarterly Report on Form 10-Q for the first quarter ended March 31, 2011 are marked):

Proposed Disclosure

We face credit risks from our Southern European customers that may adversely affect our results of operations.

Our European product sales to government-owned or supported customers in Southern Europe, specifically Greece, Italy, Portugal and Spain have historically been and continue to be ~~are~~ subject to significant payment delays due to government funding and reimbursement practices. This has resulted and may continue to result in ~~an increase in~~ days sales outstanding being significantly higher in these countries due to the average length of time that ~~we have~~ accounts receivable remain outstanding. As of March 31, 2011, our accounts receivable in these countries totaled approximately $1.06 billion ~~as of March 31, 2011~~ and were comprised primarily of receivables from Italy and Spain. ~~, of which $525.7 million was more than 120 days past due b~~ Based on contractual payment terms with customers in these countries, the accounts receivable aging was as follows (in millions):

	March 31, 2011
	Greater than 120 days past due	Greater than 365 days past due
Italy	$131.8	$52.9
Spain	310.8	135.8
Other Southern European countries	83.1	16.0

Total	$525.7	$204.7

As a result of the fiscal and debt crises in these countries, the number of days our invoices are past due has continued to increase in line with that being experienced by other pharmaceutical companies that are also selling directly to hospitals. Historically, receivables balances with certain publicly-owned hospitals accumulate over a period of time and are then subsequently settled as large lump sum payments. If significant changes were to occur in the reimbursement practices of these European governments or if government funding becomes unavailable, we may not be able to collect on amounts due to us from these customers and our results of operations would be adversely affected. For example, as of March 31, 2011, the Greek government settled the majority of its outstanding receivables subject to the bond settlement, totaling $88.5 million, with zero-coupon bonds that trade at a discount to face value. Our allowance for doubtful accounts was adequate to cover the exposure related to the discount on these bonds. In Spain, Italy and Portugal we are actively pursuing collection of the overdue receivables and taking action as necessary to enforce our legal right to payment.

Confirmations

In addition, at the Staff’s request, Gilead acknowledges that:

•	Gilead is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gilead may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 522-5688 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/S/ ROBIN L. WASHINGTON

Robin L. Washington

Senior Vice President and Chief Financial Officer